Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made only by the Offer to Purchase, dated October 20, 2026 (the “Offer to Purchase”), and the related Letter of Transmittal, dated October 20, 2026 (the “Letter of Transmittal”), as each may be amended or supplemented from time to time, and is being made to all holders of Shares. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE APPLICABLE LAWS OR REGULATIONS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF MERGER SUB (AS DEFINED BELOW) BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION TO BE DESIGNATED BY MERGER SUB.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
SOUNDTHINKING, INC.
at
$8.00 per share, net to the stockholder in cash, without interest, plus one non-transferable contingent value right (“CVR”) per share, which represents the contractual right to receive a contingent cash payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones
Pursuant to the Offer to Purchase dated October 20, 2026
by
TRANSOM SIGNAL MERGERSUB, INC.,
a wholly owned subsidiary
of
TRANSOM SIGNAL ACQUIRECO, LLC
Transom Signal MergerSub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Transom Signal AcquireCo, LLC, a Delaware limited liability company (“Parent”), is offering to purchase any and all of the issued and outstanding shares of common stock, par value $0.005 per share (the “Shares”), of SoundThinking, Inc., a Delaware corporation (“SoundThinking”), at a purchase price of (i) $8.00 per Share (the “Closing Amount”), net to the stockholder in cash, without interest, plus (ii) one non-transferable CVR per Share, which represents the contractual right to receive a contingent cash payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, SoundThinking and a rights agent selected by Parent and reasonably acceptable to SoundThinking (the Closing Amount plus one CVR, collectively, as such consideration may be amended or adjusted in accordance with the terms of the Merger Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
Tendering stockholders who are holders of record of their Shares and who tender directly to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

Each CVR represents a non-transferable contractual right to receive a contingent cash payment (the “Milestone Payment”) of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified Revenue (as defined in the CVR Agreement) milestones, where Revenue is generally measured as the consolidated revenue of Parent and its subsidiaries, determined in accordance with U.S. generally accepted accounting principles, in respect of sales of the ShotSpotter and SafePointe products (including, for each, any directly associated products) during SoundThinking’s fiscal year commencing on January 1, 2027 and ending on December 31, 2027 (the “Initial Milestone Period”), plus certain Continuation Revenue (as defined in the CVR Agreement) recognized during the 120-day period following the end of the Initial Milestone Period (together with the Initial Milestone Period, the “Milestone Period”).
The Milestone Payment, if any, will be an amount equal to (i) $0.50 per CVR, payable if Revenue during the Milestone Period equals at least $73,500,000 (the “Minimum Milestone”), plus (ii) if the Minimum Milestone is achieved, $0.05 per CVR for each Additional Milestone achieved, where an “Additional Milestone” means (a) each $500,000 increment of Revenue above $73,500,000 up to and including $75,500,000 and (b) each $250,000 increment of Revenue above $75,500,000, in each case as set forth in the CVR Agreement; provided that Additional Milestones are not achievable in respect of Revenue in excess of $87,000,000. In no event will the Milestone Payment exceed $3.00 per CVR. If the Minimum Milestone is not achieved, no Milestone Payment will be payable under the CVR Agreement.
Under the terms of the CVR Agreement, Parent and SoundThinking (and their respective successors and assigns) shall, and shall cause their respective subsidiaries to, use Commercially Diligent Efforts (as defined in the CVR Agreement) to achieve the Minimum Milestone and Additional Milestones. However, use of Commercially Diligent Efforts does not guarantee that Parent will achieve the Minimum Milestone and any Additional Milestones by a specific date or at all. Whether the Minimum Milestone or any Additional Milestone is achieved, and whether any Milestone Payment becomes payable, will depend on numerous factors, some of which are within the control of Parent and SoundThinking (or their respective successors and assigns) and others of which are beyond their control.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 17, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated September 28, 2026 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among SoundThinking, Parent and Merger Sub, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into SoundThinking pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with SoundThinking continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by SoundThinking or any of SoundThinking’s wholly owned subsidiaries, or by Parent or any of Parent’s wholly owned subsidiaries (including Merger Sub), in each case, immediately prior to the Effective Time, or (ii) Shares issued and outstanding immediately prior to the Effective Time and held by holders who have not tendered their Shares and who are entitled to demand appraisal rights under Section 262 of the DGCL, have properly exercised and perfected such holders’ demands for appraisal in accordance with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to appraisal under the DGCL), will be cancelled and converted into the right to receive the Offer Price.
The Offer and the Merger are not subject to any financing condition. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Condition (as defined below).
The “Minimum Condition” means that there will have been validly tendered in the Offer (and not validly withdrawn) prior to the Expiration Date (as defined below) that number of Shares that, considered together with all other Shares, if any, then owned by Merger Sub or any of its affiliates (as defined in Section 251(h)(6)(a) of the DGCL), would represent at least one Share more than 50% of the Shares outstanding at the Expiration Date.

The term “Expiration Date” means one minute after 11:59 p.m., New York City time, on November 17, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time on such subsequent date. A “subsequent offering period” for the Offer is not contemplated.
The Board of Directors of SoundThinking (the “SoundThinking Board”) unanimously (i) determined that the Merger Agreement, the CVR Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of SoundThinking and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement, the CVR Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) recommended that the stockholders of SoundThinking accept the Offer and tender their Shares pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.
Descriptions of the reasons for the SoundThinking Board’s recommendation and approval of the Offer are set forth in SoundThinking’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to SoundThinking stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation of the Board.”
The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer and under which Parent is required to cause Merger Sub to extend the Offer. Specifically, the Merger Agreement provides that: (i) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer and the Expiration Date from time to time, for any period required by any applicable law or any applicable interpretation, position, rule or requirement of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof or The Nasdaq Stock Market LLC; (ii) if, as of the then-scheduled Expiration Date, any of the Offer Conditions (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer and the Expiration Date for additional periods of up to ten (10) business days (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) per extension, to permit such Offer Condition to be satisfied; (iii) if, as of the then-scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition, and other than any other Offer Conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) has been satisfied or waived (to the extent such Offer Condition is waivable by Merger Sub or Parent and has been validly waived) and the Minimum Condition has not been satisfied, then Merger Sub may, and, at the request in writing of SoundThinking, Merger Sub shall, extend the Offer and the Expiration Date for additional periods of up to ten (10) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension; provided, however, that in no event shall Merger Sub be required to extend the Offer and the Expiration Date pursuant to this clause (iii) for more than thirty (30) business days in the aggregate; and (iv) if, as of the then-scheduled Expiration Date, the Minimum Condition is satisfied but one or more of the other Offer Conditions (other than any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub may, and Parent may cause Merger Sub to, extend the Offer.
In each case, Merger Sub will not (i) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with Article VIII thereof and (y) one business day prior to the Outside Date (such earlier occurrence, the “Extension Deadline”) or (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of SoundThinking. The “Outside Date” means March 28, 2027.

If the Minimum Condition is satisfied and Merger Sub accepts Shares for payment pursuant to the Offer, Merger Sub will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of SoundThinking stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and SoundThinking will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of SoundThinking stockholders in accordance with Section 251(h) of the DGCL.
Parent and Merger Sub expressly reserve the right to, at any time, (i) increase the amount of cash constituting the Closing Amount or amend the terms of the CVRs or the CVR Agreement to increase the amount of the Milestone Payment; (ii) waive any Offer Condition (to the extent permitted under applicable law); and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that SoundThinking’s prior written consent is required for Merger Sub and Parent to: (a) decrease the Closing Amount or decrease the amount of the Milestone Payment (other than an adjustment made pursuant to Section 1.1(g) of the Merger Agreement); (b) change the form of consideration payable in the Offer (provided, that Parent and Merger Sub may increase the cash consideration payable in the Offer); (c) decrease the maximum number of Shares sought to be purchased in the Offer; (d) impose additional conditions to the Offer other than the Offer Conditions; (e) amend, modify or waive the Minimum Condition; (f) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such; (g) withdraw or terminate the Offer or extend or otherwise change the Expiration Date, in each case, except as otherwise required or expressly permitted by the Merger Agreement; or (h) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
Merger Sub is not providing for guaranteed delivery procedures. Therefore, SoundThinking stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which end earlier than the Expiration Date. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday, other than holidays. SoundThinking stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal prior to the Expiration Date. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.
For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub (and not validly withdrawn) as, if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Merger Sub extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Merger Sub’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Merger Sub to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Merger Sub pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Merger Sub will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Date. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates and the Letter of Transmittal, or Book-Entry Confirmations and Agent’s Messages, in each case with respect to Shares, are actually received by the Depositary.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Merger Sub has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time on or after December 19, 2026, which is the first day after the 60-day period beginning on the date of commencement of the Offer, until Merger Sub accepts your Shares for payment.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.
Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Merger Sub in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Merger Sub reserves the absolute right to reject any and all tenders determined by Merger Sub not to be in proper form or the acceptance for payment of which may, in Merger Sub’s opinion, be unlawful. Merger Sub also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Merger Sub’s satisfaction. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Merger Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

SoundThinking has provided Merger Sub with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on SoundThinking’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on SoundThinking’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder (as defined in the Offer to Purchase) recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs and payments (if any) with respect to the CVRs, with respect to which there is uncertainty. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).
The Offer to Purchase and the related Letter of Transmittal contain important information, and SoundThinking stockholders should read both carefully and in their entirety before making a decision with respect to the Offer.
Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Neither Parent nor Merger Sub will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Banks and brokers, please call: (646) 856-8002
All others, please call toll-free: (800) 949-2583
Email: SSTI@dfking.com
October 20, 2026
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